AM 3/17/2004

VK 3/18/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016068

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004

SEC FILE NUMBER
8- 50854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keystone Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 288th Ave
(No. and Street)

Burlington (City) Wisconsin (State) 53105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Christoph 262-878-4800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albert & Goodman, CPA's
(Name – *if individual, state last, first, middle name*)

650 Dundee Rd.,, Suite 170 (Address) Northbrook (City) Illinois (State) 60062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Christoph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Securities, LLC., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Subscribed and sworn to before me this 25th day of February 2004

Notary Public, Racine County, Wisconsin
My commission expires 10-7-07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEYSTONE SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

KEYSTONE SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 and 2002

CONTENTS

To the Members of
Keystone Securities, LLC

REPORT OF INDEPENDENT ACCOUNTANTS

We have audited the accompanying statements of financial condition of Keystone Securities, LLC as of December 31, 2003 and 2002, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Keystone Securities, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Keystone Securities, LLC are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Albert & Goodman, CPAs

February 12, 2004

KEYSTONE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 & 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 39,712	$ 12,060
Marketable securities at market	49,995	49,995
Accounts receivable	771	7,562
TOTAL CURRENT ASSETS	90,478	69,617
OTHER ASSETS		
Start-up costs - less accumulated amortization of $4,000 and $3,817	-	183
TOTAL OTHER ASSETS	-	183
TOTAL ASSETS	$ 90,478	$ 69,800

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts & commissions payable	$ 1,500	$ -
Accrued state income taxes	273	-
TOTAL LIABILITIES	1,773	-
MEMBERS' EQUITY	88,705	69,800
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 90,478	$ 69,800

SEE ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES

KEYSTONE SECURITIES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

		2003	2002
REVENUES			
Commissions		$ 56,135	$ 57,349
Dividend income		578	1,541
Miscellaneous		3,064	61,909
Interest income		-	579
	TOTAL REVENUE	59,777	121,378
OPERATING EXPENSES			
Clearing charges		21,877	27,581
Commissions		10,963	11,537
Professional fees		3,863	15,515
Dues & assessments		2,703	7,471
Training education		630	-
Insurance/bonding		380	-
State income taxes		273	-
Amortization expense		183	800
Legal fees		-	15,000
Medical reimbursement		-	1,704
Sales promotion		-	1,216
Travel		-	570
Office supplies		-	260
Miscellaneous expense		-	208
Telephone		-	205
Postage & delivery		-	17
	TOTAL OPERATING EXPENSES	40,872	82,084
	NET INCOME	18,905	39,294
MEMBERS' EQUITY			
Beginning of the year		69,800	163,506
Capital contributions		-	-
Member Distributions		-	(133,000)
End of the year		$ 88,705	$ 69,800

SEE ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES

KEYSTONE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

CASH FLOWS FROM OPERATING ACTIVITIES	2003	2002
Net income (loss)	$18,905	$ 39,294
Amortization	183	800
Net (increase) decrease in current assets:		
Accounts receivable	6,791	(2,966)
Marketable securities	-	102
Rental deposit	-	70
Net increase (decrease) in current liabilities		
Commissions payable	1,500	(3,162)
Accrued state income taxes	273	-
NET CASH USED BY OPERATING ACTIVITIES	27,652	34,138
Member distributions	-	(133,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	(133,000)
NET INCREASE (DECREASE) IN CASH	27,652	(98,862)
CASH AT BEGINNING OF THE YEAR	12,060	110,922
CASH AT END OF THE YEAR	$39,712	$ 12,060

Supplemental Disclosure of Cash Flow Information:

Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

SEE ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES

KEYSTONE SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Keystone Securities, LLC, (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. Management is also responsible for all estimates made on these financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF ORGANIZATION

The Company, which is headquartered in Kansasville, Wisconsin, is a registered broker-dealer. All trades are cleared on a fully disclosed basis. The Company began operations on January 20, 1998.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

ACCOUNTS RECIEVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

OTHER ASSETS/AMORTIZATION

Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the estimated useful lives of the assets. Total amortization for the years ended December 31, 2003 and 2002 was $183 and $800, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SECURITIES - MARKED TO MARKET

At the end of the year all securities are marked-to-market based on the requirements made by the Securities and Exchange Commission. The fair market value of the securities at December 31, 2003 and 2002 was $ 49,995 and $49,995, respectively.

INCOME TAXES

The Company is a limited liability company. In lieu of corporation income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore no provision or liability for federal income taxes has been included in these financial statements.

CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital $5,000, as defined under Rule 15c3-1. At December 31, 2003 and 2002 the Company had net capital of $88,546 and $69,800, respectively.

EXEMPTION FROM RULE 15c3-3

The Company does not collect any customer funds. The Company does not hold any securities for its customers and it clears all transactions with a clearing broker or dealer. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

SUPPLEMENTARY INFORMATION

KEYSTONE SECURITIES, LLC
COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

	2003	2002
Net Worth	$ 88,705	$ 69,800
Less:		
Non-allowable assets	-	(183)
Haircut	(1,329)	(677)
Net Capital	87,376	68,940
Less: Capital requirement	(5,000)	(5,000)
Excess Capital	$ 82,376	$ 63,940
Aggregate Indebtedness	$ 1,773	$ -
Ratio of Aggregate Indebtedness to Net Capital	2.15%	0.00%

Reconciliation of Computation of Net Capital

	2003	2002
NET CAPITAL--As reported in Part IIA Focus	$ 88,476	$ 70,647
Net audit adjustments	229	(847)
NET CAPITAL--As adjusted	$ 88,705	$ 69,800

SEE ACCOUNTANT'S REPORT